# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB Tax-Aware Credit Opportunities Fund, CIK 0002132363
CUSIP: 00255G205
Title of class of securities: Advisor Shares
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001109448

## Reporting persons
- ALLIANCEBERNSTEIN L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,605,004; shared voting power 0; sole dispositive power 6,605,004; shared dispositive power 0; aggregate amount beneficially owned 6,605,004 (100% of the class)

## Item 1. Issuer
Name of issuer: AB Tax-Aware Credit Opportunities Fund
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, TENNESSEE, 37203.

## Item 2. Person Filing
Name of person filing: AllianceBernstein L.P.
Address of principal business office or, if none, residence:
501 Commerce St, Nashville, Tennessee 37203
All media outlets, please contact Carly Symington (629-213-5568) with any questions.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,605,004
Percent of class: 100% based upon 6,605,004 Class A Shares outstanding as of October 31, 2026.
Sole power to vote or to direct the vote: 6,605,004
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,605,004
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALLIANCEBERNSTEIN L.P.: Marcus Edwards, Assistant Vice President / Compliance Manager (11/05/2026)